December 21, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention: Carmen Moncada-Terry, Division of Corporation Finance

Re:	Denbury Resources Inc. Definitive Proxy Statement on Schedule 14A Filed April 3, 2007 File No. 1-12935
Dear Ms. Moncada-Terry:
     On behalf of Denbury Resources Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s letter dated December 7, 2007. For your convenience, we have repeated each of the comments set forth in the Staff’s letter (in bold text) and followed each comment with the Company’s response (in normal text).
General
1.	We reissue comment 4. Your disclosure indicates that the committee considers certain goals and objectives in determining the named executive officers’ bonus awards. In particular, we note the statement indicating that the committee conducts an “overall evaluation of corporate results and whether or not [you] achieved [your] general corporate goals and objectives.” This suggests that the achievements and goals and objectives were considered in establishing the named executive officers’ bonus awards. Please disclose those qualitative and quantitative goals and targets that you used to establish bonus compensation. To the extent you believe that the disclosure of the goals and targets will result in competitive harm, please provide a detailed analysis supporting your conclusion.
Response:
     In the course of our phone conversation on December 17th we realized that the use of the words “goals and objectives” did not accurately describe our bonus determination process. As such, a more appropriate disclosure in the proxy would be to state that “Bonus determinations are made by the directors on our Committee subjectively, not based on arithmetic methods, formulas or specific targets, but based on a overall retrospective evaluation of our corporate results, taking into account a wide range of both non-numeric measures and financial and operational results, which measures and results are not determined until the year has concluded.”
     The reference to corporate goals and objectives was meant to convey that the Committee generally seeks to include in its evaluation of overall corporate performance, goals that are typical for every oil and gas company exploration and production company. These include such things as increasing production, increasing reserves, controlling costs, etc. We attempted to enumerate these general concepts in the next to last paragraph on page 26 of our proxy. These are qualitative goals that relate to an overall evaluation of the Company’s results, but are not specific

Securities and Exchange Commission
December 21, 2007

static numeric measures that are set before a year begins. The only goals with any numeric or quantitative feature relate to financial results as compared to our forecast or budget. We do not believe that disclosure of any of these quantitative amounts from our budget would be appropriate for the following reasons:
(a) Actual performance compared to our yearly budget or forecast is only one of many criteria used in evaluating overall corporate results, with the rest of the criteria not known until the Committee deliberates at the end of the fiscal year. This evaluation includes both measures not set at the beginning of the year and which are non-numeric, such as successful implementation of a new accounting system, or having a good record on corporate governance matters. None of these measures translate directly or indirectly to specified levels of bonuses and it is unknown what importance is placed on this portion of the evaluation as there are no formulas or even guidelines as to how the Committee makes their decision. If you recall from our last correspondence, this concept is intentional and is a specific desire of our company that it remain that way.
b) Because the budget or forecast changes throughout the year, there is no one specific annual number or goal that translates into a “good” versus “excellent” corporate performance for the year, as inevitably certain measures are better than budget and others worse, but with an attempt by the Committee to assess a wide variety of factors to reach an overall conclusion as to the Company’s prior year performance. Because our business is so dependent on commodity prices, we revise our forecasts and budgets at least quarterly for the board of directors and adjust our plans, spending, costs, etc. to adjust for commodity price changes. As an example, it is not uncommon for us to change our capital expenditure budget several times each year. The Committee is aware of these changes throughout the year and although the board of directors evaluates how and why we make budget or forecast changes, but it would be difficult, if not impossible, to say that our bonuses are dependant upon or linked to any specific number.
     Because of the subjective nature of the evaluation, in our disclosures on pages 26 and 27 of our proxy, we highlighted factors that were considered by the Committee in determining 2006 bonuses. While there are common measures that are considered from year to year (as discussed in the last paragraph on page 26, such as production and reserve growth), there are other measures considered for which there is not a forecast or expectation of any kind before the year begins. For 2006, this included such things as stock performance, the completion of strategic acquisitions, carbon dioxide reserve increases at Jackson Dome, and meeting expectations with regard to corporate governance, safety and environmental issues. The factors considered vary to some degree by year and due to their nature cannot, or did not, have any quantitative target associated with them, and in fact, may not have even been conceptually contemplated at the beginning of the year.
     We note that the Commission’s October 2007 “Staff Observations in the Review of Executive Compensation Disclosure” states that “we do not seek to require companies to defend what may properly be subjective assessments in terms of purely objective or quantitative criteria, but rather only to clearly lay out the way that qualitative inputs are ultimately translated into objective pay determinations.” We know that our cash bonuses are subjective assessments. To attempt to describe them using quantitative criteria would not be correct. We attempted to describe in our proxy the types of factors that over the years typically have been considered in assessing overall Company performance and we have further listed the criteria considered or evaluated in assessing that performance for 2006. We will continue to do so in future filings. We ask the SEC staff to

Securities and Exchange Commission
December 21, 2007

accept the revised disclosure sentence we have proposed in the second paragraph of this response to comment 4 for use in our upcoming proxy statement as we strongly believe that we are following the SEC guidance and are properly disclosing the items that are taken into account in evaluating overall corporate performance for purposes of setting cash bonuses, as required by Item 402(b)(2)(v).
2.	You note in response to prior comment 5 that you “will make clear in future filings, and expressly state that based on the current arrangements, the committee cannot increase the number of performance-based shares and that such discretionary review can only result in a reduction.” It is unclear from your response whether you will disclose your committee’s consideration of “other discretionary factors” and describe how the factors were taken in consideration in future filings. Please supplementally provide us with an indication of whether or not you intend to discuss specific acts of discretion in future filings.
Response:
     The performance shares referred to in comment number five of your prior letter will not vest until 2010. As we have stated, at that time the compensation committee could potentially use their discretion to reduce the number of performance shares that otherwise might be earned by up to 25%. We confirm to you that if the committee does exercise their discretion at that time, in the applicable proxy we will disclose the factors taken into consideration by the Committee and the amount of the reduction attributable to the use of their discretion.
3.	We note your response to prior comment 6 and reissue the comment. It is unclear from your response whether you will quantify the amounts payable upon the occurrence of the triggering events. Please provide us with a confirmation that you will provide the requested disclosure in the future filings.
Response:
     We will quantify the various amounts payable upon the occurrence of the various triggering events in future proxies.
     In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your time and consideration of this matter. If you have any questions or concerns about this response, please contact the undersigned at 972-673-2050, or by fax at 972-673-2150.
Sincerely,

/s/ Phil Rykhoek
Phil Rykhoek
Senior Vice President and Chief Financial Officer